FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____________

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

Contact: **Dan Suesskind**, Chief Financial Officer — Teva Pharmaceutical Industries Ltd. — 972-2-589-2840

George Barrett,
Executive V.P. - Global Pharmaceutical Markets — Teva Pharmaceutical Industries Ltd. — (215) 591-3030
President and CEO — Teva North America

Kevin Mannix/Liraz Kalif, Investor Relations — Teva Pharmaceutical Industries Ltd. — 972-3-926-7281
Teva North America — (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA PROVIDES UPDATE ON GENERIC ACIPHEX® LITIGATION

Jerusalem, Israel, May 11, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. District Court for the Southern District of New York has issued a decision in its litigation over the Company's Abbreviated New Drug Application (ANDA) to market its generic version of Eisai's acid pump inhibitor Aciphex® (Rabeprazole Sodium) Tablets, 20 mg. The Court found Eisai's U.S. Patent No. 5,045,552 enforceable. Teva intends to appeal this decision immediately as well as the Court's decision granting to Eisai Summary Judgment of validity.

The FDA has already granted final approval for Teva's Abbreviated New Drug Application (ANDA) for Rabeprazole Sodium Delayed-Release Tablets, 20 mg. As one of the first companies to file an ANDA with a Paragraph IV patent certification, Teva has been awarded 180 days marketing exclusivity for this product, which will start on the earlier of the date of first commercial launch or a final court decision.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

***Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995*:** *This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® and Neurontin®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
Name: Dan Suesskind
Title: Chief Financial Officer

Date: May 11, 2007